As filed with the Securities and Exchange Commission on September 18, 2024	Registration No. 333-278732

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

SIFY TECHNOLOGIES LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Republic of India

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

Tel: 800-221-0102

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregory Harrington, Esq. Carlos Pelaez, Esq. Arnold & Porter Kaye Scholer LLP 601 Massachusetts Avenue, N.W. Washington, D.C. 20001	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2301

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraphs (14) and (16).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraph (16).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse of Receipt - Paragraphs (14), (16) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (4), (6), (7), (8), (9) and (10).

	(x)	Limitation upon the liability of the Depositary	Reverse of Receipt - Paragraphs (19) and (20).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (10).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (13).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 4 to the Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i)	Form of Amendment No. 4 to Deposit Agreement, by and among Sify Technologies Limited (the “Company”), Citibank, N.A. as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued under the Deposit Agreement (as hereafter defined). – Filed herewith as Exhibit (a)(i).

(a)(ii)	Amendment No. 3 to Deposit Agreement, dated as of June 15, 2009, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued under the Deposit Agreement (as hereafter defined). – Previously filed as Exhibit (a)(i) to the Registration Statement on Form F-6, Reg. No. 333- 278732, filed on April 16, 2024, and incorporated herein by reference.

(a)(iii)	Amendment No. 2 to Deposit Agreement, dated as of September 24, 2002, by and among the Company, the Depositary and Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued under the Deposit Agreement. – Previously filed as Exhibit (a)(ii) to the Registration Statement on Form F-6, Reg. No. 333-159114, filed on May 11, 2009, and incorporated herein by reference.

(a)(iv)	Amendment No. 1 to Deposit Agreement, dated as of January 6, 2000, by and among the Company, the Depositary and Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued under the Deposit Agreement. – Previously filed as Exhibit (a)(iii) to the Registration Statement on Form F-6, Reg. No. 333-159114, filed on May 11, 2009, and incorporated herein by reference.

(a)(v)	Deposit Agreement, dated as of October 18, 1999, by and among the Company, the Depositary and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (as amended, the “Deposit Agreement”). – Previously filed as Exhibit (a)(iv) to the Registration Statement on Form F-6, Reg. No. 333-159114, filed on May 11, 2009, and incorporated herein by reference.

(b)(i)	ESOP Letter Agreement, dated as of January 26, 2018, between the Company and the Depositary. ___ Previously filed as Exhibit (b)(i) to the Registration Statement on Form F-6, Reg. No. 333- 278732, filed on April 16, 2024, and incorporated herein by reference.

(b)(ii)	Supplemental Letter Agreement, dated as of November 7, 2007, between the Company and the Depositary. ___ Previously filed as Exhibit (b) to the Registration Statement on Form F-6, Reg. No. 333-159114, filed on May 11, 2009, and incorporated herein by reference.

(b)(iii)	Restricted ADS Letter Agreement, dated as of January 10, 2006, between the Company and the Depositary. ___ Previously filed as Exhibit (b)(iii) to the Registration Statement on Form F-6, Reg. No. 333- 278732, filed on April 16, 2024, and incorporated herein by reference.

(b)(iv)	Restricted ADS Letter Agreement, dated as of November 9, 2005, between the Company and the Depositary. ___ Previously filed as Exhibit (b)(iv) to the Registration Statement on Form F-6, Reg. No. 333- 278732, filed on April 16, 2024, and incorporated herein by reference.

(b)(v)	Restricted ADS Letter Agreement, dated as of March 11, 2005, between the Company and the Depositary. ___ Previously filed as Exhibit (b)(v) to the Registration Statement on Form F-6, Reg. No. 333- 278732, filed on April 16, 2024, and incorporated herein by reference.

(b)(vi)	Restricted ADS Letter Agreement, dated as of March 9, 2005, between the Company and the Depositary. ___ Previously filed as Exhibit (b)(vi) to the Registration Statement on Form F-6, Reg. No. 333- 278732, filed on April 16, 2024, and incorporated herein by reference.

(b)(vii)	Restricted ADS Letter Agreement, dated as of October 1, 2003, between the Company and the Depositary. ___ Previously filed as Exhibit (b)(vii) to the Registration Statement on Form F-6, Reg. No. 333- 278732, filed on April 16, 2024, and incorporated herein by reference.

(b)(viii)	Restricted ADS Letter Agreement, dated as of July 21, 2003, between the Company and the Depositary. ___ Previously filed as Exhibit (b)(viii) to the Registration Statement on Form F-6, Reg. No. 333- 278732, filed on April 16, 2024, and incorporated herein by reference.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Previously filed as Exhibit (d) to the Registration Statement on Form F-6, Reg. No. 333- 278732, filed on April 16, 2024, and incorporated herein by reference.

(e)	Certificate under Rule 466. ___ None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among Sify Technologies Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, as amended, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 18th day of September 2024.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive six (6) equity share of Sify Technologies Limited.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Joseph Connor
Name: Joseph Connor
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Sify Technologies Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Chennai, India, on September 18, 2024.

SIFY TECHNOLOGIES LIMITED

By:	/s/ M P Vijay Kumar
Name: M P Vijay Kumar
Title: Whole-time Director and Chief Financial Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby appoints each of Mr. M P Vijay Kumar, Whole-time Director and Chief Financial Officer; Mr. S. Ganesh, Senior Vice President – Finance; and Ms. J. Meenakshi, Company Secretary, as such person’s true and lawful attorneys-in-fact and agents with full power to sign, for such person and in such person’s name and capacity indicated below, this Post-Effective Amendment No. 1 to Registration Statement and any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, and generally do all things in their names in their capacities as officers and directors to enable the Registrant to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together, shall constitute one instrument. This Power of Attorney does not revoke any power of attorney previously granted by the undersigned, or any of them.

Signature	Title	Date

/s/ Raju Vegesna	CEO and Managing Director (principal executive officer)	September 18, 2024
Raju Vegesna

/s/ M P Vijay Kumar	Whole-time Director and Chief Financial Officer(principal financial and principal accounting officer)	September 18, 2024
M P Vijay Kumar

/s/ Arun Seth	Director	September 18, 2024
Arun Seth

/s/ Ajay Kumar	Director	September 18, 2024
Ajay Kumar

/s/ Vegesna Bala Saraswathi	Director	September 18, 2024
Vegesna Bala Saraswathi

/s/ Tom Bradicich	Director	September 18, 2024
Tom Bradicich

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Sify Technologies Limited has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 in New York, NY on September 18, 2024.

Cogency Global Inc.
Authorized U.S. Representative

By	/s/ Colleen A. De Vries
Name: Colleen A. De Vries
Title: Sr. Vice President on behalf of Cogency Global Inc.

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 4 to Deposit Agreement